EXHIBIT 99.15

CONSENT OF DAVID NICHOLAS

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2019 of Equinox Gold Corp.

/s/ David Nicholas

By: David Nicholas, PE

Dated: May 13, 2020